Tallahassee Office 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 - Facsimile e-mail: agi@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

March 22, 2012

Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

RE:	Alarion Financial Services, Inc.
Proxy Statement on Schedule 14A Filed March 16, 2012 File No. 000-51843

Dear Mr. Windsor:

We are writing in response to your letter dated March 20, 2012, regarding the above-referenced Proxy Statement. On March 16, 2012, Alarion Financial Services, Inc. (“Alarion”) filed a Preliminary Schedule 14A, and today filed a revised Preliminary 14A, a marked copy of which is enclosed. This filing addresses the comments raised in your letter, as do the following responses.

Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Regarding Preferred Stock, page 48

1.	Provide a separate proposal and proxy card vote for the ratification of the prior failure to obtain shareholder approval for the designation of the TARP preferred securities and to approve the exchange of new preferred shares for the original Class A and Class B preferred shares issued to the Department of the Treasury. Alternatively, provide you (sic) analysis as to why a separate vote is not required. Refer to Note A of Schedule 14A.

Response: Alarion has added a separate proposal and proxy card vote, see Proposal 3, Approval of the Issuance of Substitute Shares of Preferred Stock to the Treasury and the revised Proxy Card.

2.	This proposal appears to have two purposes, to change the charter and to correct the earlier issuance of preferred shares without shareholder approval by means of an exchange for new preferred shares. Provide investors with sufficient information to understand the impact of the exchange and effective ratification of the earlier unauthorized issuance of preferred shares upon any rights the common shareholders may have under Florida law.

Christian Windsor

Securities and Exchange Commission

March 22, 2012

Response: Again, please refer to the disclosure of the new Proposal 3.

Proxy Card

3.	Please revise your advisory vote description to be consistent with Rule 14a-21’s requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.

Response: Please see the revised Proxy Card, but also note that Alarion is a “smaller reporting company” and thus Rule 14a-21 does not become effective for Alarion until on or after January 21, 2013. This advisory vote proposal is nonetheless required due to Alarion’s participation in TARP.

Alarion also through this response, hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We thank you for your assistance in addressing these comments and look forward to completing this process. Please call me at (850) 878-211 if you have any questions regarding the foregoing.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ Melanie Rowe

Melanie Rowe

Enclosures